July 19, 2024

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Catherine De Lorenzo, Staff Attorney, Division of Corporation Finance, Office of Real Estate & Construction

Re:	Goal Acquisitions Corp.
Preliminary Proxy Statement on Schedule 14A
Filed July 9, 2024
File No. 001-40026

Dear Ladies and Gentlemen:

On behalf of our client, Goal Acquisitions Corp. (the “Company”), we submit this letter setting forth the response of the Company to the comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated July 18, 2024 (the “Comment Letter”) with respect to the Company’s preliminary proxy statement on Schedule 14A (the “Proxy Statement”).

For your convenience, we have reproduced below in italics the text of the Comment Letter, followed by the Company’s response. Capitalized terms used but not defined herein shall have the meanings assigned to such terms in the Proxy Statement.

Preliminary Proxy Statement on Schedule 14A

Proxy Statement, page 1

1.	We note your disclosure on page 18 that the company’s securities have been delisted from The Nasdaq Stock Market LLC. Please provide more prominent disclosure about the delisting and the current trading of the company’s securities on the OTC Pink. Please also revise your risk factor disclosure on page 18 to describe the current material impacts of the delisting, such as the current impact on liquidity and your ability to complete a business combination.

Company Response. The Company acknowledges the Staff’s comment and has made the requested changes on pages 1 and 18 of the revised proxy statement.

Risk Factors, page 15

2.	Please add risk factor disclosure regarding the likelihood that you may not be able to complete a business combination with Digital Virgo given their previous notice of the unilateral termination of the business combination and the current related arbitration. Please similarly revise disclosure on page 1 and elsewhere that you disclose Digital Virgo’s notice of termination. Also disclose the date the arbitration commenced 8.03(d) of the Business Combination Agreement, and if known, the timeline for resolution of the arbitration. Finally, please disclose whether you plan to seek another business combination before the New Termination Date if you are unable to complete the transaction with Digital Virgo as a result of the arbitration or otherwise.

Company Response. The Company acknowledges the Staff’s comment and has made the requested change on pages 1, 7, 15, 18, and 20 of the revised proxy statement.

We hope that the foregoing has been responsive to the Staff’s comments. Please direct any questions or comments regarding the foregoing to Steven Burwell at 212-969-3634.

Very truly yours,

/s/ Steven Burwell

cc:	William Duffy
Goal Acquisitions Corp.